Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended November 30, 2017
The financial information of Itaú CorpBanca as of and for the month ended November 30, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.
CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	20,854,787
Total Assets	29,685,605

Current accounts and demand deposits	4,217,912
Time deposits and savings accounts	10,129,473
Borrowings from financial institutions	2,419,392
Debt issued	6,013,554

Total Equity	3,450,618
Equity attributable to shareholders	3,227,438
Minority interest	223,180

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	1,003,827
Provisions for loan losses	(279,261)
Operating expenses	(661,106)
Operating income	63,460

Income from investments in other companies	1,479
Income before taxes	64,939
Income taxes	36,549
Income from continuing operations	101,488
Income from discontinued operations	-

Net income	101,488

Net income attributable to shareholders	102,147
Minority interest	(659)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer